Exhibit 99.4

December 18, 2025

CGI Inc.

1350 René-Lévesque Blvd. West

25th Floor

Montréal, Québec

Canada H3G 1T4

Dear Sirs:

Re: Registration Statement on Form F-10

We have acted as Canadian counsel to CGI Inc. (the “Registrant”) in connection with the prospectus supplement dated December 18, 2025 (the “Prospectus Supplement”) to the short form base shelf prospectus dated December 18, 2025 forming a part of the Registration Statement on Form F-10 (File No. 333-292245) filed by the Registrant with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

We hereby consent to the use of our name under the headings “Enforceability of Certain Civil Liabilities” and “Legal Matters” in the Prospectus Supplement. In giving such consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

/s/ Fasken Martineau DuMoulin LLP